Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Algoma Steel Group Inc. (the “Company”)
105 West St., Sault Ste Marie, Ontario, P6A 7B4, Canada

Item 2.	Date of Material Change

November 14, 2025

Item 3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change that was disseminated on November 17, 2025 (“News Release”). A copy of the News Release relating to the material change was subsequently filed on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4.	Summary of Material Change

On November 17, 2025, the Company announced that it has completed its C$500 million financing transaction with the Governments of Canada and Ontario, consistent with the binding term sheets announced on September 29, 2025.

The financing includes $400 million (including an $80 million secured tranche) from the Canada Enterprise Emergency Funding Corporation (“CEEFC”), a subsidiary of Canada Development Investment Corporation, and $100 million (including a $20 million secured tranche) from the Province of Ontario (“Ontario”).

The Company also issued 6,768,953 million common share purchase warrants to CEEFC and Ontario proportionately, with each warrant being exercisable for one common share of the Company at an exercise price of $11.08 for a 10-year term, vesting proportionately as unsecured draws are made under each of the CEEFC and Ontario facilities.

Item 5.	Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule “A”, which form an integral part of this material change report.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

John Naccarato
Vice President Strategy and General Counsel
+1-705-255-8696

Item 9.	Date of Report

November 28, 2025

SCHEDULE “A”

PRESS RELEASE DATED NOVEMBER 17, 2025

See attached.

MEDIA RELEASE

November 17, 2025

Algoma Steel Completes $500 Million Government Financing Transaction

$400 million from the Canada Enterprise Emergency Funding Corporation (CEEFC) and $100 million from the Province of Ontario strengthening Algoma’s balance sheet as the Company advances its EAF transition

SAULT STE. MARIE, ONTARIO (November 17, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has completed its $500 million financing transaction with the Governments of Canada and Ontario, consistent with the binding term sheets announced on September 29, 2025.

The financing includes $400 million (including an $80 million secured tranche) from the Canada Enterprise Emergency Funding Corporation (“CEEFC”), a subsidiary of Canada Development Investment Corporation (CDEV), and $100 million (including a $20 million secured tranche) from the Province of Ontario (“Ontario”). Algoma has issued 6.77 million common share purchase warrants to CEEFC and Ontario proportionately, with each warrant being exercisable for one common share of Algoma at an exercise price of $11.08 for a 10-year term, vesting proportionately as unsecured draws are made under each of the CEEFC and Ontario facilities.

These seven-year facilities strengthen Algoma’s balance sheet, providing enhanced financial flexibility as the Company advances its Electric Arc Furnace (“EAF”) transformation and pursues opportunities to strengthen and diversify its business.

“Completing this financing reinforces our strong partnership with both levels of government and supports our ability to navigate current market conditions as we complete our EAF transition,” said Michael Garcia, Chief Executive Officer. “This support provides Algoma with long-term financial flexibility. We are grateful for the government’s confidence in Algoma’s future as a low-carbon steel producer.”

“Finalizing these facilities marks another key milestone in executing our financial strategy,” added Rajat Marwah, President and Chief Financial Officer. “In line with the previously announced terms, the new funding allows us to remain focused on operational efficiency, cash generation, and our plate-first commercial strategy.”

The Company expects to draw from the secured tranche first, providing immediate liquidity to support operations and near-term transformation milestones. These financings underscore the continued alignment between government and industry partners to enable a resilient, globally competitive Canadian steel sector that supports domestic supply chains and industrial decarbonization objectives.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the financing and its expected benefits, including the Company’s liquidity and long-term financial flexibility, Algoma’s future performance and position, Algoma’s transformation to modernize its plate mill and adopt EAF technology, and Algoma’s journey to become one of North America’s leading producers of green steel, deliver greater value, and offer North America the comfort of a secure steel supply and a sustainable future. These forward- looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s annual information form, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR+ profile at www.sedar.com) and with the SEC (available at www.sec.gov) as part of its annual report on Form 40-F, as well as in Algoma’s quarterly and current reports filed with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Vice President - Corporate Development and Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com